Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and results of operations is based upon and should be read in conjunction with the unaudited financial results and the related notes for the six (6) months ended June 30, 2024.

Overview

We are a vehicle sourcing service provider in China, with a vision to become an electrical vehicle (“EV”) market player primarily focusing on our proprietary battery-swapping technology, or UOTTA technology, which is an intelligent modular battery-swapping technology designed to provide a comprehensive battery power solution for EVs.

Since our commencement of operations in 2013, we have principally engaged in the provision of vehicle sourcing services. Beginning in 2020, we gradually shifted our focus from the vehicle sourcing business to the development of our UOTTA technology. In 2021, leveraging years of automobile industry experience, we started cooperating with major automobile manufactures to jointly develop UOTTA-powered EVs, by adapting selected EV models with our UOTTA technology. We also have engaged with a battery-swapping station manufacturer to jointly develop and manufacture UOTTA battery-swapping stations and operate one battery-swapping station factory in Zibo, China. Additionally, we provide battery- swapping services.

Key Factors Affecting Our Results of Operations

Our results of operations have been, and are expected to continue to be, affected by various factors, which primarily include the following:

General market conditions

General market conditions affecting our operations include:

●	China’s macroeconomic conditions, the growth of China’s overall auto market, the commercial EV market and the government policy on promoting the electrification of commercial vehicles;

●	penetration rate of EVs and battery-swapping stations in China’s commercial EV market;

●	development, and customer acceptance and demand, of UOTTA-powered EVs and battery-swapping stations; and

●	government policies and regulations on the EV and battery-swapping station industries in China.

Our cooperation with auto manufacturers

As of the date of this report, our UOTTA technology is in the process of being adapted to commercial-use electric vehicles, by cooperating with major auto manufacturers in China. We have entered into cooperating agreements with two car manufacturers to jointly develop the UOTTA-powered EV models. We expect that the expertise and industry know-how of such manufacturers will guide us in our efforts in entering the commercial EV market. We believe that we are able to develop such relationships with these major manufacturers, due to our distinct industry experience, research and development capabilities, and industry reputation.

Our ability to attract new customers and grow our customer base

Our ability to attract and retain customers is critical to the continued success and growth of our business. Appropriate pricing is essential for us to remain competitive in the China automotive market, while preserving our ability to achieve and maintain profitability in the future. Our ability to attract new customers also depends on the scale and efficiency of our sales network and marketing channels. We seek to attract new customers cost-efficiently by engaging in various marketing activities. Enhanced customer satisfaction will help to drive word-of-mouth referrals, which we expect may reduce our customer acquisition costs.

Our ability to deliver our UOTTA-powered EV and battery-swapping stations portfolio

Our ability to deliver UOTTA-powered EV models and battery-swapping stations, and to provide battery-swapping services will be an important contributor to our future growth. As of the date of this report, we are jointly developing our UOTTA-powered EV models with car manufacturers and have launched two models of UOTTA battery-swapping stations, Titan and Chipbox, by cooperating with one battery-swapping station manufacturer in China. We expect our revenue growth to be driven in part by the launch of our UOTTA-powered EV and expansion of our battery-swapping stations portfolio.

Our ability to innovate and retain talents

We plan to focus on technological innovations and to continue developing and upgrading our proprietary UOTTA technology. Accordingly, we dedicate significant resources to research and development, and our research and development staff accounted for 32% of our total employees as of the date of this report. We expect our strategic focus on innovations to further differentiate us from our competitors, which may in turn enhance our competitiveness.

Impact of COVID-19 on our operations

The COVID-19 pandemic has caused a significant impact on the Chinese and global economy from early 2020 to 2022. Until the end of 2022, the PRC government placed significant restrictions on traveling within China, which disrupted operations of many manufacturing facilities along with supply chains. Although we resumed normal business operations in 2022, we experienced certain disruptions on our operations in the fiscal year ended December 31, 2022, because a substantial number of the Small and Medium Enterprise dealers in our sourcing network were negatively impacted in terms of normal operation and business.

As a result of the foregoing disruptions, some of our projects had to be postponed. In particular, we experienced the following with certain projects:

i)	the installation and operation of the three UOTTA battery-swapping stations sold in the fiscal years of 2021 and 2022 had to be postponed due to the extended lock-down and self-quarantine policies in China; and

ii)	the development and launch of UOTTA-powered EV models were significantly delayed because we could not effectively communicate or advance our cooperation with cooperating manufacturers, resulting from the extended lock-down and self-quarantine policies in China.

On December 7, 2022, the joint prevention and control mechanism of the State Council of China issued the Notice on Further Optimizing the Implementation of Covid Prevention and Control Measures, stipulating that the control measures for epidemic prevention are gradually reduced. On May 5, 2023, the World Health Organization declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. For fiscal year 2023, the impact of Covid-19 on our business operations was immaterial. However, the extent of the impact of COVID-19 on our future financial results will be dependent on future developments, such as the length and severity of COVID-19, the potential resurgence of the pandemic, future government actions in response to the pandemic and the overall impact of COVID-19 on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of COVID-19 on our future operations, financial condition, liquidity and results of operations.

Key Financial Performance Indicators

Revenues

The following table sets forth a breakdown of our revenues, in absolute amounts and percentages of total revenues for the six months ended June 30, 2023 and 2024, respectively:

	For the Six Months Ended June 30,
	2023		2024
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
	(Unaudited)
Sourcing services	1,435	75.7	75	10	0.6
Product sales	-	-	12,389	1,705	93.9
Battery-swapping services	461	24.3	726	100	5.5
Total revenues	1,896	100.0	13,190	1,815	100.0

We generate revenues from vehicle sourcing services, products sales of battery-swapping stations, and battery-swapping services. Battery-swapping services revenues represent the revenues generated from providing battery swapping services for vehicle drivers, and station control system upgrading services for battery-swapping station owners.

Sourcing services

For vehicle sourcing business, we charge our customers for the service we provide in connection with their purchases of vehicles, where we are generally acting as an agent, and our performance obligation is to purchase the specified vehicles for our customers. We charge the customers a commission that is calculated based on the purchase price of each purchase order. Vehicle sourcing service fee revenues are recognized on a net basis at the point in time when the service of purchase of the specified vehicles for our customers is completed, i.e., the specified vehicle for our customers is delivered. Payments are typically received in advance and are accounted for as contract liabilities until delivery, at which point the receipt in advance from customers is offset with the prepayment to the supplier and the difference representing the commission is recognized as revenue.

Product Sales

We generate revenue from sales of battery swapping stations. We identify the users who purchase battery swapping stations as our customers. The revenue for battery swapping station sales is recognized at a point in time when the control of the product is transferred to our customers.

Battery-swapping services

We generate revenues from providing battery swapping services for vehicle drivers and station control system upgrading services for battery-swapping station owners

Cost of Revenues

The following table sets forth a breakdown of our cost of revenues, in absolute amounts and percentages of the total cost of our revenues for the six months ended June 30, 2023 and 2024, respectively:

	For the Six Months Ended June 30,
	2023		2024
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
	(Unaudited)
Cost of product sales	-	-	11,313	1,557	95.1
Cost of battery-swapping services	491	82.2	566	78	4.8
Others	106	17.8	23	3	0.1
Total cost of revenues	597	100.0	11,902	1,638	100.0

Costs of products sales mainly include the costs of sales of batter-swapping stations, which primarily include semi-finished goods purchased from suppliers, labor costs and manufacturing costs, mainly including depreciation of assets associated with production.

Costs of battery-swapping services mainly include the electric charge costs and the rental costs of batteries for battery swapping services.

Other service costs primarily include the taxes and surcharges costs in accordance with PRC laws.

Operating Expenses

The following table sets forth a breakdown of our operating expenses, in absolute amounts and percentages of operating expenses for the six months ended June 30, 2023 and 2024, respectively:

	For the Six Months Ended June 30,
	2023		2024
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
	(Unaudited)
Sales and marketing expense	1,012	4.6	1,483	204	5.4
General and administrative expenses	16,792	76.9	26,157	3,599	94.5
Research and development expenses	1,941	8.9	575	79	2.1
Expected credit losses	2,086	9.6	(531)	(73)	(2.0)
Total operating expenses	21,831	100.0	27,684	3,809	100.0

Sales and marketing expenses

Our sales and marketing expenses primarily consist of (i) compensation to selling and marketing personnel, including salaries, performance-based bonuses and other benefits; (ii) travel costs related to sales and marketing; (iii) bid costs and advertising, marketing and brand promotion expenses; and (iv) other expenses in relation to the selling and marketing activities. Advertising expenses consist primarily of costs for the promotion of our corporate image and product marketing. We expense all advertising costs as incurred and classify these costs under sales and marketing expenses.

General and administrative expenses

Our general and administrative expenses primarily consist of (i) employee compensation, including salaries, benefits and bonuses for our general corporate staff; (ii) professional service fees; (iii) depreciation for office equipment; (iv) operating and lease expenses for our offices; (v) office utilities; and (vi) certain other expenses.

Our selling, general and administrative expenses are mainly driven by the number of our sales, general corporate personnel, marketing and promotion activities and the expansion of our sales and service network.

Research and development expenses

Our research and development expenses consist primarily of personnel-related costs directly associated with research and development. Our research and development expenses are related to enhancing and developing UOTTA technology for our existing products and new product development. We expense research and development costs as incurred.

Our research and development expenses are mainly driven by the number of our research and development personnel, as well as the stage and scale of our UOTTA-powered EVs and battery-swapping stations development.

Expected credit losses

Our expected credit losses primarily consist of the provision of expected credit losses for accounts receivable, advance to suppliers and other current assets after estimating that the collection for the full amount is no longer probable.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

British Virgin Islands

Our subsidiaries incorporated in the British Virgin Islands are not subject to tax on income or capital gains under the current laws of the British Virgin Islands. There are no withholding taxes in the BVI.

Hong Kong

Our subsidiaries incorporated in Hong Kong, are subject to a two-tiered income tax rate for their taxable income earned in Hong Kong. The first HK$2 million of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable profit for the six months ended June 30, 2023 and 2024, respectively.

PRC

Our subsidiaries in the PRC are subject to Enterprise Income Tax (“EIT”) on their taxable income in accordance with the relevant EIT Law. Pursuant to the EIT Law, which became effective on March 16, 2007 and was amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises, or FIEs and domestic enterprises, except where a special preferential rate applies. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Under the EIT Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise (“FIE”) in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with the PRC. In accordance with the accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if we have sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. We did not record any dividend withholding tax, as we have no retained earnings for any of the years presented.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a “resident enterprise” and consequently be subject to the PRC income tax at the rate of 25% for its global income. The EIT Law defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties and others of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a resident enterprise under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a uniform enterprise income tax rate of 25%.

Results of Operations

The following table sets forth the summary of our consolidated results of operations for the six months ended June 30, 2023 and 2024, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report. The results of operations in any particular period are not indicative of our future trends.

	For the Six Months Ended June 30,
	2023	2024
	RMB	RMB	US$
	(Amounts in thousands)
Revenues	(Unaudited)
Sourcing services	1,435	75	10
Product sales	-	12,389	1,705
Battery-swapping services	461	726	100
Total revenues	1,896	13,190	1,815
Cost of revenues	(597)	(11,902)	(1,638)
Gross profit	1,299	1,288	177

Operating expenses
Selling expenses	(1,012)	(1,483)	(204)
General and administrative expenses	(16,792)	(26,157)	(3,599)
Research and development expenses	(1,941)	(575)	(79)
Expected credit losses	(2,086)	531	73
Total operating expenses	(21,831)	(27,684)	(3,809)

Operating loss	(20,532)	(26,396)	(3,632)

Interest income	31	7	1
Interest expenses	(497)	(877)	(121)
Other income	16,145	1,435	197
Other expense	(981)	(685)	(94)
Loss before income tax	(5,834)	(26,516)	(3,649)
Income tax expenses	(1,344)	-	-
Net loss	(7,178)	(26,516)	(3,649)

Revenues

	For the Six Months Ended June 30,
	2023		2024
	RMB	%	RMB	US$	%
	(Amounts in thousands, except for percentages)
	(Unaudited)
Revenues
Sourcing services	1,435	75.7	75	10	0.6
Product sales	-	-	12,389	1,705	93.9
Battery-swapping services	461	24.3	726	100	5.5
Total revenues	1,896	100	13,190	1,815	100.0

Sourcing services

We generate revenues from vehicle sourcing business and battery sourcing business. For the vehicle sourcing business, we charge service fees from our customers for their purchase of vehicles, where we are generally acting as an agent and our performance obligation is to purchase the specified vehicles for our customers. We charge the customers a commission that is calculated based on the purchase price of each purchase order. Vehicle sourcing service fee revenues are recognized on a net basis at the point in time when the service of purchase of the specified vehicles for our customers is completed, i.e., the specified vehicle for our customers is delivered. Payments are typically received in advance and are accounted for as contract liabilities until delivery, at which point the receipt in advance from customers is offset with the prepayment to the supplier and the difference representing the commission is recognized as revenue. For the sourcing business, we charge service fees from our customers for their purchase of battery, where we are generally acting as an agent and our performance obligation. Sourcing services revenue was approximately RMB1.4 million and RMB0.08 million (US$10,000), which accounted for 75.7% and 0.6% of the total revenues for the six months ended June 30, 2023 and 2024, respectively. The decrease in our revenues from vehicle sourcing business and battery sourcing business for the six months ended June 30, 2024 compared with the six months ended June 30, 2023, was because we focused more on the sales of charging and swapping related products, and such trend is expected to continue in the future.

Product Sales

We generate revenue from sales of battery swapping stations, which was nil and RMB 12.4 million (US$1.7 million) collectively, which accounted for nil and 93.9% of the total revenues for the six months ended June 30, 2023 and 2024, respectively. Compared with the period for the six months ended June 30, 2023, the increase in our revenue from product sales for the six months ended June 30, 2024 was because we were able to sell more battery stations as the economy gradually recovered from the impact of COVID-19 in 2023. We identify the users who purchase battery swapping stations as our customers. The revenue for battery swapping station sales is recognized at a point in time when the control of the product is transferred to our customers.

Battery-swapping services

We have also generated revenues from providing battery swapping services to vehicle drivers and the station control system upgrading services to the battery-swapping station owners since fiscal year 2022. The revenues generated from battery-swapping and provision of batteries services were approximately RMB0.5 million and RMB0.7 million (US$0.1 million), which accounted for 24.3% and 5.5% for the six months ended June 30, 2023 and 2024, respectively. The increase of revenue from battery-swapping services for the six months ended June 30, 2024 was because we started operating a second battery-swapping station beginning in March 2023 and received continued battery-swapping services revenue for the six months ended June 30, 2024.

Cost of revenue

Our total cost of revenues increased significantly by approximately 1,893.6% from approximately RMB0.6 million to RMB11.9 million (US$1.6 million) for the six months ended June 30, 2023 and 2024, respectively. The increase was primarily due to the increased cost of product sales of battery swapping stations for the six months ended June 30, 2024.

Gross profit

As a result of the factors set out above, our gross profit decreased by approximately 0.8% from RMB1.30 million for the six months ended June 30, 2023 to RMB1.29 million (US$0.2 million) for the six months ended June 30, 2024. The increased product sales of battery swapping stations with low gross profit primarily led to the decrease of gross profit for the six months ended June 30, 2024.

General and administrative expenses

Our general and administrative expenses increased by approximately 55.8% from RMB16.8 million for the six months ended June 30, 2023 to RMB26.2 million (US$3.6 million) for the six months ended June 30, 2024. The increase was primarily due to the increase in audit costs and other professional service costs for the six months ended June 30, 2024.

Sales and marketing expenses

Our sales and marketing expenses increased by approximately 46.5% from RMB1.0 million for the six months ended June 30, 2023 to RMB1.5 million (US$0.2 million) for the six months ended June 30, 2024, primarily due to the increase in the marketing expenses for selling battery swapping stations for the six months ended June 30, 2024.

Research and development expenses

Our research and development expenses significantly decreased by approximately 70.4% from RMB1.9 million for the six months ended June 30, 2023 to RMB0.6 million (US$0.1 million) for the six months ended June 30, 2024, primarily due to the decreased UOTTA technology innovation activities related to research and development programs.

Expected credit losses

We recorded expected credit losses of RMB2.1 million and RMB0.5 million (US$0.1 million) for the six months ended June 30, 2023 and 2024, respectively. The decrease was primarily due to the decreased impact of potential uncollectible amounts for advances to suppliers and other current assets for the six months ended June 30, 2024 based on our estimation of collectability with the continued improvement of receivable collections by the management.

Interest income and expenses

Interest income decreased from RMB0.03 million to RMB0.01 million (US$0.001 million) for the six months ended June 30, 2024 compared with the same period in the last year, primarily due to the decrease of bank interest income. Interest expenses increased from RMB0.5 million to RMB0.9 million (US$0.1 million) for the six months ended June 30, 2024 compared with the same period in the last year, primarily due to the increase of loan interest and bank interest.

Other income

We recorded other income of approximately RMB16.1 million and RMB1.4 million (US$0.2 million) for the six months ended June 30, 2023 and 2024, respectively. Other income for the six months ended June 30, 2023 was mainly attributable to the government grant recognized. However, government subsidies are discretionary in nature and we did not realize any government subsidies in the six months ended June 30, 2024. Other income for the six months ended June 30, 2024 was mainly attributable to funds received from settlements of legal proceedings.

Other expenses

Other expenses were RMB1.0 million and RMB0.7 million (US$0.09 million) for the six months ended June 30, 2023 and 2024, respectively. Other expenses for the six months ended June 30, 2023 was mainly due to the investment loss recognized. Other expenses for the six months ended June 30, 2024 was primarily due to the loss of fixed assets disposal and battery rental cost.

Net loss

As a result of the foregoing, we incurred a net loss of RMB7.2 million and RMB26.5 million (US$3.6 million) for the six months ended June 30, 2023 and 2024, respectively.

Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, bank loans, equity contributions from our shareholders, and proceeds from borrowings and financings, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of the year ended December 31, 2023 and the six months ended June 30, 2024, our cash and cash equivalents were RMB1.9 million and RMB39.6 million (US$5.5 million), respectively, and our restricted cash was RMB34.3 million and RMB0.9 million (US$0.1 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments placed with banks, which are unrestricted to withdrawal and use and which have original maturities of three months or less.

On December 13, 2021, Youxu Zibo entered into a bank facility agreement with Bank of Qishang, a commercial bank in China. The principal amount under this loan agreement is RMB10.0 million, bearing a weighted average interest rate of 6.87% per annum with a term of three years, and was denominated in RMB.

For the six months ended June 30, 2024, we reported a net loss of RMB26.5 million (US$3.6 million), negative operating cash flows of RMB31.8 million (US$4.4 million), net current assets of RMB82.9 million (US$11.4 million) and accumulated deficit of RMB196.7 million (US$27.1 million). These conditions raise substantial doubt about our ability to continue as a going concern.

We believe that the substantial doubt of our ability to continue as going concern may be alleviated based on proceeds received from our investors and an anticipated increase in cash generated from operations. Meanwhile, on an on-going basis, we also received and will continue to receive financial support commitments from our key management. We also believe our existing cash and cash equivalents, anticipated cash raised from financings and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this report. The exact amount of funds we will use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans.

We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth a summary of our cash flows for the six months ended June 30, 2023 and 2024:

	For the Six Months Ended June 30,
	2023	2024
	RMB	RMB	US$
	(Amounts in thousands)
	(Unaudited)
Summary Consolidated Cash Flow:
Net cash used in operating activities	(6,003)	(31,774)	(4,373)
Net cash provided by investing activities	6,299	13,473	1,854
Net cash provided by financing activities	102,653	22,577	3,107
Net increase in cash and cash equivalents and restricted cash	102,949	4,276	588
Cash and cash equivalents and restricted cash, at beginning of period	5,908	36,239	4,987
Cash and cash equivalents and restricted cash, at end of period	108,857	40,515	5,575

Operating Activities

Net cash used in operating activities was RMB31.8 million (US$4.4 million) in the six months ended June 30, 2024, primarily due to net loss of RMB26.5 million (US$3.6million), adjusted to add back depreciation and amortization of property and equipment and intangible assets of RMB2.6 million (US$0.4 million) and amortization of right-of-use assets of RMB2.8 million (US$0.4 million). The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in accounts receivable of RMB2.8 million (US$0.4 million) in relation to providing battery-swapping services; (ii) an increase in inventory of RMB0.6 million (US$0.09 million) in relation to materials for battery-swapping stations production; and (iii) a decrease in other current assets of RMB3.1 million (US$0.4 million), as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including, primarily an increase in accounts payable of RMB8.0 million (US$1.1 million) in relation to the grace period we enjoyed for the payments payable to third-party suppliers.

Net cash used in operating activities was RMB6.0 million (US$0.8 million) in the six months ended June 30, 2023, primarily due to net loss of RMB7.2 million (US$1.0 million), adjusted to add back depreciation and amortization of property and equipment and intangible assets of RMB1.3 million (US$0.2 million) and amortization of right-of-use assets of RMB2.8 million (US$0.4 million). The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in advance to suppliers of RMB10.9 million (US$1.5 million) in relation to general and administrative expense; (ii) an increase in other current assets of RMB5.5 million (US$0.8 million) in relation to increased tax recoverable amounts and loans to third parties, and (iii) a decrease in accrued expenses and other current liabilities of RMB3.3 million (US$0.5 million), as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including, primarily (i) an increase in amounts due to related parties of RMB11.0 million (US$1.5 million) in relation to the loans paid by the related parties; (ii) an increase in expected credit losses of RMB2.1 million (US$0.3 million), primarily in relation to the accounts receivable, other current assets, and advances to suppliers; and (iii) an increase in accounts payable of RMB2.1 million (US$0.3 million), primarily in relation to the accounts payable to suppliers, for example, the purchase of vehicle for sourcing service.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2024 was RMB13.5 million (US$1.9 million), mainly attributable to (i) purchase of property and equipment of RMB0.3 million (US$0.05 million); (ii) loans provided to related parties of RMB13.8 million (US$1.9 million).

Net cash used in investing activities for the six months ended June 30, 2023 was RMB6.3 million (US$0.9 million), mainly attributable to (i) purchase of property and equipment of RMB1.0 million (US$0.1 million); (ii) payment of loans to third parties of RMB5.3 million (US$0.7 million); and (iii) income from long-term investments of RMB0.02 million (US$0.03 million).

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2024 was RMB22.6 million (US$3.1 million), mainly attributable to Capital contribution by non-controlling shareholders of RMB23.1 million (US$3.2 million).

Net cash used in financing activities for the six months ended June 30, 2023 was RMB102.7 million (US$14.2 million), mainly attributable to the capital contribution from issuance of ordinary shares of RMB97.7 million (US$13.5 million), and non-controlling shareholders of RMB5.0 million (US$0.7 million).

Holding Company Structure

U Power Limited, our holding company, has no material operations of its own. We conduct our operations primarily through our subsidiaries in the PRC. As a result, U Power Limited’s ability to pay dividends depends upon dividends paid by our subsidiaries in the PRC. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange (“SAFE”). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Borrowings

The following table sets forth the breakdown of our borrowings as of the dates indicated:

	December 31	June 30
	2023	2024
	RMB	RMB	US$
		(Unaudited)
	(Amounts in thousands)
Short-term bank borrowing	5,000	5,000	688
Long-term bank borrowing, current portion	9,500	9,000	1,238
	14,500	14,000	1,926

On December 13, 2021, Youxu Zibo entered into a three-year bank facility agreement with Bank of Qishang, a commercial bank in China, pursuant to which Youxu Zibo was entitled to borrow a loan of RMB10,000 with an annual interest rate of 6.87% for working capital needs. Youxu Zibo drew down the amount in full. A manufacturing facility of Youxu Zibo was pledged as collateral for this loan.

Contractual Obligations

The following table sets forth our contractual obligations as of the dates indicated:

	Payment due by period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$
	(Unaudited)
	(Amounts in thousands)
Long-term bank borrowings (i)	9,000	1,238	9,000	-	-	-
Short-term bank borrowing	5,000	688	5,000	-	-	-
Operating lease liabilities (ii)	6,865	945	1,053	3,548	1,707	557
Payable to WuYi (iii)	5,200	716	5,200	-	-	-
Total	26,065	3,587	20,253	3,548	1,707	557

(i)	Youxu Zibo’s commitment for long-term bank borrowings as of June 30, 2024 is discussed in Note 13. BANK BORROWINGS.

(ii)	Our commitment for minimum lease payments under the remaining operating leases as of June 30, 2024, 2022 is discussed in Note 15. LEASES.

(iii)	ZJ Youguan’s commitment for loan payable to WuYi Transportation Construction as of June 30, 2024 is discussed in Note 14. ACCRUED EXPENSES AND OTHER LIABILITIES and Note 22. SUBSEQUENT EVENTS.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2024.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties, except for the following:

Youguan Financial Leasing provides guarantees for the following loans totaling RMB7.0 million (US$0.9 million) made by commercial banks in China with four customers from August 2021 to November 2021: two five-year loan agreements, one three-year loan agreement and one four-year loan agreement. As of June 30, 2024, the aggregate balance outstanding of these loans was RMB2.9 million (US$0.4 million). As of the date of this report, all these loans are being repaid according to the payment schedules of the loans by these four customers.

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

As of June 30, 2024, Youpin Shandong had an income tax provision of RMB2.6 million (US$0.4 million) which was accrued in 2021. The Company expects to reverse this income tax provision before December 31, 2024 as it is predicted that Youpin Shandong will incur a net loss.